UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-14820 CUSIP NUMBER 452526-10-6
(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		August 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Immucor, Inc. Full Name of Registrant
Not applicable Former Name if Applicable
3130 Gateway Drive P.O. Box 5625 Address of Principal Executive Office (Street and Number)
Norcross, Georgia 30091-5625 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Immucor, Inc. (the "Company") will not be able to file its Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2005 (the "First Quarter 2006 Form 10-Q") by the prescribed due date of October 11, 2005. The Company does not expect that it will be able to file the First Quarter 2006 Form 10-Q within the five-day period provided under Rule 12b-25(b)(2)(ii) promulgated under the Securities Exchange Act of 1934, as amended. The principal reason for the Company's inability to timely file the First Quarter 2006 Form 10-Q is that the Company had been delayed in filing its Annual Report on Form 10-K for the fiscal year ended May 31, 2005 (the "2005 Form 10-K"). As previously reported by the Company in a Form 8-K filed on August 30, 2005, the filing of the Company's 2005 Form 10-K has been delayed in part due to the need to complete the remaining processes needed for the Company's independent registered public accounting firm to complete its audit of the Company's financial statements for the fiscal year ended May 31, 2005. The Company continues to work diligently to complete these remaining processes and to finalize and file the 2005 Form 10-K, and to complete the financial review procedures required to finalize and file the First Quarter 2006 Form 10-Q.
SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Patrick D. Waddy (Name)	(770) (Area Code)	441-2051 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒ No

The Company's Form 10-K for the fiscal year ended May 31, 2005 has not yet been filed due to the reasons stated above.
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates an improvement in its revenues and net income for the three-month period ended August 31, 2005 as compared to the corresponding period ended August 31, 2004. However, because the financial review procedures required to prepare the Company's unaudited financial statements for the three-month period ended August 31, 2005 have not yet been completed, the Company's unaudited financial statements for the three-month period ended August 31, 2005 have not yet been completed, the Company is unable to provide a reasonable estimate of its results of operations for the three-month period ended August 31, 2005.

Immucor, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 11, 2005	By	/s/ Patrick D. Waddy
Patrick D. Waddy Vice President—Interim Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001).